EXHIBIT 11
HIGHLAND CAPITAL MANAGEMENT, L.P.
1300 Two Galleria Tower
13455 Noel Road, LB 45
Dallas, Texas 75240
October 13, 2005
Via Certified Mail
Board of Directors
Motient Corporation
300 Knightsbridge Pkwy.
Lincolnshire, Illinois 60069
Ladies and Gentlemen:
This past Thursday, Motient Corporation filed a Form 8-K that attempted to characterize me as the villain in what has certainly been a bumpy road for Motient over the past few months. Motient’s one-sided, self-exonerating public statements reveal your new strategy to shift the blame to me for your recent problems, thereby clearing a path for management and the Board to continue forward with their own self-serving agenda.
Although I am disappointed, I cannot say that I am surprised. I have become accustomed to being the party-spoiler in refusing to cover up your inappropriate actions, your fiduciary breaches and your divided loyalties that continue to adversely affect Motient and its stockholders. Based on your public statements, however, I believe I should set the record straight so that the stockholders can get a clear picture of what is actually going on here.
My “Baseless” Allegations and Our Audit Committee
Motient finally publicly disclosed in its recent public statements that its Audit Committee has been conducting an internal investigation since July 2005 of various allegations that I have asserted against other Board members, consultants to Motient and third parties. As you know, I raised these concerns directly to the Audit Committee, together with a long list of questions regarding past actions by these persons and entities, in an effort to address and correct these problems through Motient’s internal corporate governance procedures.

Board of Directors
Motient Corporation
October 13, 2005

From the outset of this purported “investigation,” I was told that my list of questions was overly broad and did not include sufficient facts to support my allegations. I consistently responded that it was the duty of the Audit Committee to conduct a thorough investigation of these questions and to uncover the facts supporting my list of concerns. In spite of numerous requests for information and status updates, the Audit Committee provided neither and slowly went about its business, saying that their work could take up to six months to complete. Assisting the committee was their “special independent counsel,” a firm recommended by Motient’s general counsel that later admitted to assisting Motient with various past legal matters, raising questions as to its actual independence.
Motient now seeks to put an end to this investigation by pronouncing my claims to be “inaccurate, baseless, and unsubstantiated.” To date, neither I nor the entire Board of Directors have seen a formal report of the Audit Committee or any evidence of what occurred in this investigation. At no time prior to these public statements was the Board informed that this investigation was complete. At no time was information provided to the Board that supported the conclusions reached by this “kangaroo court.” Again, it appears that the deliberation and discussion process required for Board action under Delaware law was not followed. Therefore, I believe that individual Board members must immediately be provided with a copy of the report discussing the process, the facts discovered and the specific results of this investigation. Specifically, the report should address the Audit Committee’s findings regarding the apparent conflicts of interest, fiduciary lapses and excessive payments that are sprinkled throughout this company’s history over the past two years. I also demand that a Board meeting be convened to discuss this report after sufficient time is given to the Board members to digest this information.
Highland’s Lawsuits
Due to the mishandling of these matters by Motient’s Board of Directors and the continuing conflicts of interest orchestrated by the Singer brothers, Highland Capital Management decided in late August to commence litigation against Motient, its other directors and several conspiring third parties on behalf of itself and all other stockholders. Through this litigation, Highland intends to ensure that these allegations of fiduciary misconduct are properly investigated and pursued. Until this is completed, we have no intention of dismissing any of these lawsuits. In fact, we filed a fourth lawsuit against Motient on Friday in Delaware seeking to enjoin the exchange offer that Motient has recently commenced in an attempt to cure its April 2005 issuance of void preferred stock. We intend to argue for this injunction on the grounds that Motient’s actions are coercive to stockholders and that the related exchange offer materials fail to provide adequate disclosure to stockholders.
In due course, Motient and the current Board members will be required to answer the questions that we have raised, including, among others, the following:

Board of Directors
Motient Corporation
October 13, 2005

•	Was it appropriate for Motient to pay Tejas Securities, a tiny Austin-based securities firm, tens of millions of dollars in placement fees to assist Motient with its past private placements, especially considering that these sales were primarily to existing insiders? Was there any competitive bidding involved in the selection of Tejas Securities?

•	Was it appropriate for Motient to pay Jared Abbruzzese (a Motient director for much of this time; now the Vice Chairman of Tejas Securities) and his consulting firm CTA millions of dollars in “consulting fees” to advise Motient through this process, including the advice to hire Tejas Securities?

•	Isn’t it odd that Tejas Securities and CTA mysteriously merged their businesses in May 2005 after collecting all of these fees from Motient? Shouldn’t there have been more disclosure in Motient’s public filings of these connections?

•	Is nobody else uncomfortable with the fact that Gary Singer, a convicted felon barred by the SEC from ever serving as a director of a public company, has been heavily involved (and paid) in orchestrating the management of Motient for the past few years?

•	Does it not make others uncomfortable that the so-called “independent” directors of Motient and senior management of Motient have a web of connections with the Singer brothers and Mr. Abbruzzese?
Alleged Factual Inaccuracies
Motient’s recent public statements also contain various ad hominem attacks on Highland. Moreover, they urge me to address certain “inaccurate statements and factual errors” that Highland and I allegedly have made in pursuing my concerns. Based on the list of items that you have presented, it would appear that you are trying to impugn our integrity and motives through spurious allegations about immaterial facts. Set forth below are our responses:
•	Highland Share Ownership
•	Your Allegation: You claim that Highland misstated its aggregate share ownership in Motient when Highland reported its ownership at approximately 14%.

Board of Directors
Motient Corporation
October 13, 2005

•	The Truth: Highland and its affiliates have correctly reported on multiple occasions that their aggregate beneficial ownership of Motient’s common stock is approximately 13.6% of the outstanding shares of common stock based on Motient’s most recently published Form 10-Q. Highland has calculated this percentage in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, which requires Highland to include in this number any shares owned directly as well as any shares that may be acquired within 60 days through the exercise of any warrants or through the conversion of convertible securities.
•	Public MSV Financial Statements
•	Your Allegation: Highland incorrectly stated that MSV does not have audited financial statements when such financial statements were included in Motient’s last Form 10-K.

•	The Truth: Highland acknowledges this error in its September 29 letter to Mr. Downie and regrets any confusion that it may have caused. Highland’s point was simply that MSV is not itself a public company and does not make its own periodic filings with the SEC.
•	MSV’s Access to the Public Markets
•	Your Allegation: Highland inaccurately stated that MSV has no access to the public markets under the rationale that “Motient is not the only public investor in MSV.”

•	The Truth: I think you missed the point. We simply criticized the proposed MSV/Terrestar transaction in that it provides a public market for MSV equity holders that is currently not available and that Motient is being used to gain access to the public markets. This enhanced liquidity and related market access do not seem to have been considered in the valuation process related to the proposed transaction.
•	Board Consideration
•	Your Allegation: You state that (i) there were multiple “meetings” at which the proposed transaction was discussed, and (ii) that my representative attended “the meeting.”

•	The Truth: The only meetings that either I or my representatives attended addressed the proposed transaction as if it were a done deal. There were only general descriptions of the deal and its terms. When pressed for greater detail, no information was provided. In fact, the final term sheet was only provided to us after the Form 8-K announcing the proposed

Board of Directors
Motient Corporation
October 13, 2005

transaction was released to the public. While Motient may have viewed these discussions as being satisfactory to “check the box” for corporate compliance purposes, my previous statement was that such a substantive corporate action deserves a more thorough and meaningful discussion and analysis by the Board.
Nominating Committee Actions
Motient’s public statements also reveal that its Nominating Committee has been engaged in an investigation of whether I disclosed to any third party any material non-public information that I obtained in my role as a member of Motient’s Board of Directors. I reconfirm to you that neither I nor my representatives have disclosed any material non-public information regarding Motient to any other stockholder or any third party nor have I breached my fiduciary duties to Motient or violated any laws or regulations.
Your reference to litigation by Joshua Wheelock (a former UBS trader) against Highland also is misleading and irrelevant to the issues being raised. Mr. Wheelock seeks relief from Highland in connection with claims surrounding his departure from UBS and is not alleging that either I or Highland engaged in any insider trading or disclosed material non-public information in violation of securities laws. Again, it appears you are attempting to focus attention on matters that have no relevance to the issues raised in the Highland litigation or in my series of correspondence with the Board as a means of distracting stockholders from your actions. This is consistent with Singer’s behavior in the Cooper Companies investigation. Are Gary and Steven again pulling the strings here at Motient?
It is ironic that you accuse me of taking actions that unnecessarily draw upon corporate assets by pursuing baseless actions when that is true of this Board. Your allegations against me and the half-baked investigation by the Nominating Committee are without merit and are merely an attempt by Motient’s management to deflect attention raised by my claims and to keep me uninformed about the proposed disguised sale of Motient. How can this be in the best interests of Motient stockholders?
Highland Capital and its Alleged Litigious Background
In your public statements you also suggest that Highland’s motives are tarnished because of Highland’s litigious history, a history that was never fully disclosed to you. Again, your ad hominem attack against Highland also appears to be intended to shift the spotlight in this matter from yourselves to me.

Board of Directors
Motient Corporation
October 13, 2005

As you know, Highland is an SEC-registered Dallas-based investment advisory firm that manages approximately $16 billion of capital. The vast majority of our investments are in the form of senior secured debt of U.S.-based companies. Over the years, many of the debt issuers in which Highland has invested have filed for bankruptcy and Highland, like other similarly structured distressed investment managers, has simply sought to protect its interest (and others who are similarly situated) through the U.S. bankruptcy system and through court proceedings. This is common practice for like-minded managers.
Of the 53 suits that you actually list (note that your list includes several duplicate listings), the vast majority relate to bankruptcy-related proceedings arising from Highland’s normal distressed investment-related activities. Highland views these actions as evidence of its resolve to maximize value for investors when faced with bankrupt issuers. The remaining suits listed in your public statements involved matters that Highland believe arose in the ordinary course of its business, including (i) personnel issues at Highland, (ii) trading disputes with brokerage firms and (iii) vendor disputes. In fact, your list of litigation matters included suits in which my name was merely mentioned (and I was not even a party). Again, what purpose are you seeking to achieve by disseminating this sort of misinformation? None of the suits involved a derivative or class action claim with a company in which Highland held an equity interest.
You also argue that I failed to disclose all of these past matters to you. I have disclosed on numerous occasions that Highland has been involved in various matters arising in the ordinary course of its business. If it was so important to Motient that Highland had commenced litigation over various of its investments and if it is something that Motient did not know (which I question), Motient could have easily discovered this information by undertaking normal diligence measures. The fact that Highland is a party to various proceedings demonstrates its commitment to its investors and its desire to maximize potential investment returns. These are all goals that should be synonymous with what management of Motient is attempting to achieve for its stockholders. Unfortunately, this has not been the case. If you really want to disclose relevant litigation, consider Gary Singer’s felony conviction for securities fraud or the investigation of Steven Singer in the Cooper Companies matter.
Public Confusion
The stockholders of Motient must be wondering about Highland’s motives. Why would the largest stockholder of Motient (i) be suing Motient, and (ii) be suing the Board for past actions during times when I also served as a director? I assure you that this is not a case of retaliation for being removed from the Compensation Committee, as you suggest. Does that even make sense given the size of our investment? The simple answer is that we believe strongly in Motient’s business and its prospects, but we no longer believe in Motient’s current leadership. In fact, we believe that Motient is being harmed by its current management and Executive Committee to the detriment of its stockholders, including Highland, and that these fiduciary lapses should be rectified. After years of

Board of Directors
Motient Corporation
October 13, 2005

trying to work with this management team through one disagreement after another, we decided to shift our strategy to one that more forcefully seeks to rectify the inappropriateness of this Board’s past actions and to prevent future actions that conflict with the best interests of Motient stockholders.
In your public statements, you remind me that I “owe all Motient stockholders a duty to act, at all times, loyally, with due care and in good faith to promote the best interests of those shareholders, and may not place [my] own interests or those of [my] affiliates ahead of [my] duties as a Motient director.” I accept these fiduciary duties and believe that I have fulfilled them at all times. I suggest, however, that you look at yourselves in the mirror when reminding me of my duties, as it is you that have strayed out of bounds.
Sincerely,
/s/ James D. Dondero
James D. Dondero